UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number 000-24293
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
K-V Pharmaceutical Company
One Corporate Woods Drive
Bridgeton, MO 63044

REQUIRED INFORMATION
(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as required by Form 11-K, together with the report thereon of Brown Smith Wallace, LLC, independent registered public accounting firm, dated September 28, 2009.

(b)	Exhibits:

Exhibit No.	Description

23.1	Consent of Brown Smith Wallace, LLC.

K-V Pharmaceutical Company
Fifth Restated Profit Sharing Plan and Trust
Financial Statements
With
Report of Independent Registered Public Accounting Firm
March 31, 2009

Report of Independent Registered Public Accounting Firm
To the Participants of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust and
The Board of Directors of KV Pharmaceutical Company
We have audited the accompanying statements of net assets available for benefits of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as of March 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as of March 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2009 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2009 basic financial statements taken as a whole.
/s/  Brown Smith Wallace, LLC
September 28, 2009

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST
Statements of Net Assets Available for Benefits
Years ended March 31, 2009 and 2008

	2009	2008

ASSETS
Investments at fair value (Note 4):
Mutual funds	$25,997,423	$40,534,339
Common stock	3,053,028	12,274,286
Interest in common trusts	6,238,346	4,498,294
Participant loans	1,735,480	1,706,136

Total Investments	37,024,277	59,013,055

Receivables:
Company contributions	133,472	603,855
Participant contributions	163,901	286,122

Total Receivables	297,373	889,977

LIABILTIES
Reinstatement payable (Note 7)	(72,159)	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	37,249,491	59,903,032

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	141,696	131,923

NET ASSETS AVAILABLE FOR BENEFITS	$37,391,187	$60,034,955

The accompanying notes are an integral part of these financial statements.

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST
Statements of Changes in Net Assets Available for Benefits
Years ended March 31, 2009 and 2008

	2009	2008

Additions:
Contributions and other additions:
Employer contributions	$2,671,666	$3,120,886
Participant contributions	7,459,633	6,809,837
Participant rollover contributions	2,019,620	1,065,581

Total contributions and other additions	12,150,919	10,996,304

Deductions:
Benefits paid to participants	6,732,246	4,855,528
Administrative and other expenses	24,630	14,426

Total deductions	6,756,876	4,869,954

Investment income (loss):
Interest and dividends	1,111,386	3,163,946
Net realized and unrealized depreciation in fair value of investments	(29,149,197)	(5,284,544)

Total investment loss	(28,037,811)	(2,120,598)

NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(22,643,768)	4,005,752

Net assets available for benefits, beginning of year	60,034,955	56,029,203

Net assets available for benefits, end of year	$37,391,187	$60,034,955

The accompanying notes are an integral part of these financial statements.

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements
March 31, 2009
1. Description of Plan
The following description of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established for the benefit of all employees of K-V Pharmaceutical Company, ETHEX Corporation, Ther-Rx Corporation, and Particle Dynamics, Inc. (collectively referred to as the Company). The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established March 1, 1959 to offer the employees of the Company a means of saving funds, on a pretax basis or after-tax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participation is voluntary.
The Plan is administered by the executives of the Company. Fidelity Investments Institutional Services Company, Inc. serves as the Plan trustee and record keeper (the Trustee).
Participation
Full-time employees are eligible to participate in the Plan immediately upon hire. Full-time employees are eligible to participate in the Profit-Sharing portion of the Plan upon completion of one year, or 1,000 hours, of service for the Company and reaching 21 years of age. Each employee may become a participant of the Plan on the first pay period coinciding with, or following, the fulfillment of the eligibility requirements.
Contributions
Plan participants may contribute between 1% and 60% of their covered compensation, up to the maximum allowable under the IRC. Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the IRC. Contributions are allocated to investment funds, as determined by the eligible participant.
The Company matches 50% of a participant’s contribution not to exceed 7% of a participant’s covered compensation. These contributions are allocated as directed by the participant.
The Company may also make a profit sharing contribution on a discretionary basis on behalf of all eligible participants, as defined in the Plan, whether or not they make an elective contribution for the Plan year. Profit sharing contributions are based on the Company’s profitability, are allocated to participant accounts based on compensation levels, and are 100% participant directed. These contributions are recognized by the Plan when authorized by the board of directors of the Company and are also subject to certain limitations. There were no contributions authorized by the Board of Directors of the Company in 2009. Profit sharing contributions recognized by the Plan were $500,000 in 2008.

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements — Continued
March 31, 2009
1. Description of Plan (CONTINUED)
Vesting
Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of company matching contributions and the earnings thereon is determined based on participants’ years of vesting service. A participant is vested 20% after each year of service and becomes fully vested after five years of service or if employment terminates by reason of death, permanent disability, or retirement. Profit sharing contributions made by the Company vest based on the number of years of service as follows: 0% if less than 3 years of service and 100% if 3 or more years of service.
Forfeitures
Forfeitures are held in a forfeiture account until allocated by the plan administrator. These amounts may be used to pay administrative expenses of the Plan, reduce future Company matching contributions, and fund the Company’s discretionary profit sharing contribution to eligible participants. The amounts forfeited were $404,066 and $358,130 in 2009 and 2008, respectively.
Payment of Benefits
Upon termination, retirement or disability, the participants have the option to receive a lump-sum distribution equal to the vested value of the funds allocated to the participants’ accounts or periodic payments of equal amounts over a period not exceeding the participant’s life expectancy.
Upon death subsequent to retirement, the beneficiary of the deceased participant will receive payments as determined by the method of distribution of benefits then in force. Upon death prior to retirement, the beneficiary of the deceased participant can elect to receive a lump-sum distribution or annual periodic payments of substantially equal amounts not to exceed five years.
Upon termination, the participant will receive their vested profit sharing account balance, if under $1,500, on the valuation date coincident with the Plan year in which the participant’s break-in-service occurred. Participant’s vested profit sharing balances in excess of $1,500 will be distributed with the close of the fifth Plan year following the Plan year in which the break-in-service occurred.
Participant Loans
Participants of the Plan may borrow funds from their accounts up to 50% of the total vested balance, not to exceed $50,000, less the participant’s highest outstanding loan balance for the previous 12-month period. The minimum loan amount is $1,000. Loans are repayable through payroll deductions over a period of one to five years or up to 10 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate of prime (3.25% at March 31, 2009) plus 0.5% on the day the loan was granted. Interest income on the loan fund is included as interest income in the participants’ fund accounts based on their elected loan allocation.

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements — Continued
March 31, 2009
1. Description of Plan (CONTINUED)
Plan Member Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and the allocation of (a) the Company’s profit sharing contribution, (b) Plan earnings, and (c) forfeitures of terminated participants’ nonvested accounts, and is charged with an allocation of administrative expenses. Allocation of the profit sharing contribution and forfeitures are based on compensation. Allocation of earnings and administrative expenses are based on the participant’s account balance by investment type.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments to participants, which are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts (interest in common trusts) as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
The Plan’s investments in mutual funds are stated at fair value as determined by Fidelity’s investment managers based on quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The common stock is recorded at fair value, based on the closing market price of the stock on the last business day of the Plan year. Participant loans are stated at cost, which approximates fair value.

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements — Continued
March 31, 2009
2. Summary of Significant Accounting Policies (CONTINUED)
The accompanying Statements of Changes in Net Assets Available for Benefits present the net depreciation in the fair value of investments, which represents the change in market value from the beginning to the end of the Plan year for investments retained in the Plan, and realized gains and losses, which represent the difference between historical cost and proceeds received for investments sold during the year.
Purchases and sales of investments and realized gains and losses are accounted for on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.
Administrative Expenses
Certain administrative expenses, in excess of forfeitures, are paid by the Company.
Adoption of New Accounting Standard
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Effective April 1, 2008, the Plan adopted SFAS No. 157. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements. The related disclosures are included in Note 5.
3. Risks and Uncertainties
The Plan provides for investment in various mutual funds and other investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.
4. Investments
Participants may direct their contributions and employer matching contributions into one or any combination of the thirty investment options offered by the plan.

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements — Continued
March 31, 2009
4. Investments (CONTINUED)
Investments that represent 5% or more of the Plan’s net assets at March 31 are presented in the following table:

	2009	2008

K-V Pharmaceutical Company Common Stock — Class A	$2,818,774	$10,250,828
Fidelity Advisor Dividend Growth Fund	3,112,907	6,589,012
Fidelity Advisor Stable Value Fund	6,380,042 *	4,630,217 *
Fidelity Advisor Equity Growth Fund	2,161,202	3,506,638
Fidelity Advisor Intermediate Bond Fund	3,495,168	3,612,144
Fidelity Advisor Diversified International Fund	Less than 5%	3,512,305
Fidelity Advisor Mid Cap Fund	Less than 5%	3,333,112
Fidelity Advisor Small Cap Fund	2,067,581	Less than 5%
JPMorgan Equity Index Fund	1,930,568	3,025,797

*	This amount represents contract value for this investment.
Investments in K-V Pharmaceutical Company common stock (held in a unitized stock fund created by the Trustee) held by the Plan at March 31 were as follows (in shares):

	2009	2008

K-V Pharmaceutical Company Common Stock — Class A	2,724,461	703,582
K-V Pharmaceutical Company Common Stock — Class B	134,402	157,328
During 2009 and 2008, the Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2009	2008

Common stock	$(11,514,217)	$126,779
Mutual funds	(17,634,980)	(5,411,323)

	$(29,149,197)	$(5,284,544)

5. Fair Value Measurement
As described in Note 2, “Adoption of New Accounting Standard,” the Plan adopted SFAS No. 157, effective April 1, 2008. That framework provides a fair value hierarchy which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements — Continued
March 31, 2009
5. Fair Value Measurement (CONTINUED)
(Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). SFAS No.157 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:
•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.
•	Level 2 includes observable inputs for assets or liabilities, other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.
•	Level 3 includes observable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset, based on the best information available in the circumstance.
The assets’ fair value measurements level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following table sets forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of March 31, 2009:

		Fair Value Measurements at Reporting Date
		Using:
		Quoted Prices
		in Active	Significant
		markets for	Other	Significant
		Identical	Observable	Unobservable
	Balance	Assets	Inputs	Inputs
Description	3/31/2009	(Level 1)	(Level 2)	(Level 3)

Mutual Funds	$25,997,423	$25,997,423	$—	$—
Common Stock	3,053,028	3,053,028	—	—
Interest in Common Trusts	6,380,042	—	6,380,042	—
Participant Loans	1,735,480	—	—	1,735,480

Total	$37,165,973	$29,050,451	$6,380,042	$1,735,480

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements — Continued
March 31, 2009
5. Fair Value Measurement (CONTINUED)
The following table presents assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at March 31, 2009:

	Participant
	Loans	Total

Beginning Balance	$1,706,136	$1,706,136
Total gains or losses (realized and unrealized) included in changes in net assets available for benefits	—	—
Purchases, sales, issuances and settlements (net)	29,344	29,344

Ending Balance	$1,735,480	$1,735,480

Gains and losses (realized and unrealized) included in changes in net assets available for benefits for the year ended March 31, 2009 are reported in net depreciation in fair value of investments.
6. Tax Status
The Plan has obtained a tax determination letter dated October 9, 2003. The Plan has been amended since the receipt of this letter; however, the Plan administrator and the Plan’s counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and is tax exempt through the year ended March 31, 2009. Accordingly, no provision for income taxes has been recorded in the financial statements.
7. Distribution of Assets Upon Termination of the Plan
The Company reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and the Company determines that the trust shall be terminated, all accounts shall be revalued as if the termination date was a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued but the Company determines that the trust shall be continued pursuant to the terms of the trust agreement, participants or the Company shall make no further contributions, but the trust shall be administered as though the Plan were otherwise in effect. No plans have been made to terminate the Plan at this time.
On February 5, 2009, the Company commenced a substantial reduction of its workforce as part of an ongoing realignment of the Company’s cost structure that was necessitated by product recalls and the requirements under its FDA consent decree. Headcount was reduced by more than 40%, and this action triggered a partial termination of the Plan in the current plan year. Under the

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements — Continued
March 31, 2009
7. Distribution of Assets Upon Termination of the Plan (CONTINUED)
partial termination, all employees terminated as a result of the reduction in workforce as well as all active employees enrolled in the Plan as of February 6, 2009 automatically became 100% vested in the Plan. Future contributions for active employees as of this date will also be 100% vested. For those employees hired subsequent to February 6, 2009, they will be subject to the regular vesting schedule as described in Note 1.
The Plan is liable for the cost to reinstate accounts that have already been paid out, subsequent to February 6, 2009, at less than 100% of their nonvested account balances. As of March 31, 2009, the reinstatement payable that the Plan has recorded is $72,159. This amount was also recorded as a company contribution receivable, as the Company is liable to Fidelity for the reinstatement cost. The amount is an estimated figure. The actual liability will be known when the reinstatement with Fidelity is completed. Also at this time, the Company will request an updated tax determination letter from the IRS for the Plan.
8. Related Party Transactions
Certain Plan investments are shares of mutual funds and separate accounts managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, certain Plan investments are common stock of the Company. The Company is the Plan sponsor as defined by the Plan, and therefore, these transactions qualify as related party transactions.

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements — Continued
March 31, 2009
9. Reconciliation of Financial Statements with Form 5500
The following is a reconciliation of the 2009 net assets available for benefits and contributions to the related Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$37,391,187	$60,034,955

Adjustment from fair value to contract value	(141,696)	(131,923)

Net assets available for benefits per the Form 5500	$37,249,491	$59,903,032

The following is a reconciliation of the changes in net assets available for benefits to the related Form 5500 at March 31, 2009:

Net decrease in net assets available for benefits per the financial statements	$(22,643,768)
Less: Adjustment from fair value to contract value at March 31, 2009	(141,696)
Add: Adjustment from fair value to contract value at March 31, 2008	131,923

Net increase in net assets available for benefits per the Form 5500	$(22,653,541)

Supplemental Schedule

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST
EIN # 43-0618919      PLAN 002
Schedule of Assets Held For Investment Purposes at End of Year
Form 5500 — Schedule H — Line 4i
March 31, 2009

		Description of investment, including
	Identity of issuer, borrower, lessor	maturity date, collateral, par or maturity	Current value
	or similar party	value	March 31, 2009

*	Fidelity Advisor	Dividend Growth Fund	$3,112,907
*	K-V Pharmaceutical Company	Class A Common Stock	2,818,774
*	K-V Pharmaceutical Company	Class B Common Stock	234,253
*	Fidelity Advisor	Stable Value Fund Portfolio II	6,380,042
*	Fidelity Advisor	Intermediate Bond Fund	3,495,168
	JPMorgan	Small Cap Value Fund A	386,323
	JPMorgan	Equity Index Fund	1,930,568
*	Fidelity Advisor	Equity Growth Fund	2,161,202
	T Rowe Price	Growth Stock R	792,294
*	Fidelity Advisor	Technology Fund	1,026,926
*	Fidelity Advisor	Financial Services Fund	544,214
*	Fidelity Advisor	Mid Cap Fund	1,803,087
*	Fidelity Advisor	Equity Income Fund	1,414,988
*	Fidelity Advisor	Diversified International Fund	1,689,519
*	Fidelity Advisor	Small Cap Fund	2,067,581
	Black Rock	International Opportunities A	1,201,653
*	Fidelity Advisor	Health Care Fund	949,416
*	Fidelity Advisor	Freedom Income Fund	61,606
*	Fidelity Advisor	Freedom Fund 2010	147,597
*	Fidelity Advisor	Freedom Fund 2020	954,414
*	Fidelity Advisor	Freedom Fund 2030	590,902
*	Fidelity Advisor	Freedom Fund 2040	544,348
*	Fidelity Advisor	Freedom Fund 2005	24,591
*	Fidelity Advisor	Freedom Fund 2015	95,231
*	Fidelity Advisor	Freedom Fund 2025	462,606
*	Fidelity Advisor	Freedom Fund 2035	319,797
*	Fidelity Advisor	Freedom Fund 2045	14,749
*	Fidelity Advisor	Freedom Fund 2050	33,346
	PIMCO	Pimco Total Return Fund A	168,545
	Thornburg International	Thornburg Intlval R3 Fund	3,846
*	Participant Loans	(interest rate of prime plus 0.5% maturing through 2016)	1,735,480

			$37,165,973

*	Indicates a party-in-interest as defined by ERISA.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

K-V PHARMACEUTICAL COMPANY FIFTH RESTATED PROFIT SHARING PLAN AND TRUST
Date: September 28, 2009	By:	/s/ Richard H. Chibnall
Richard H. Chibnall

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Brown Smith Wallace, LLC.